Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	1999	2000	2001	2002	2003	2003 as adjusted	Nine months ended September 30, 2004	Nine months ended September 30, 2004 as adjusted
Pre-tax income (loss) from continuing operations before income or loss from equity investees	$78.1	$(28.5)	$(97.1)	$(20.6)	$(17.3)	$(43.2)	$74.5	$135.6

Fixed charges:
Interest expense	24.2	29.7	19.3	14.6	18.8	57.1	16.0	44.4
Rentals, primarily buildings - 33%	6.7	6.6	6.4	5.8	5.5	10.0	4.0	7.4
Preferred stock dividend requirements	0.4	—	—	—	—	—	0.2	0.2

Total fixed charges	$31.3	$36.3	$25.7	$20.4	$24.3	$67.1	$20.2	$52.0
Pre-tax income (loss) from continuing operations before income or loss from equity investees plus fixed charges	$109.4	$7.8	$(71.4)	$(0.2)	$7.0	$23.9	$94.7	$187.6

Ratio of earnings to fixed charges	3.50						4.68	3.61

Earnings deficiency		$28.5	$97.1	$20.6	$17.3	$43.2